MAIA

The first all-in-one cooling and monitoring system for breastmilk.

Amberlee Venti & Joe Venti
Co-Founders of Pippy Sips









OPEN
SELL BY
PASTEURIZED HOMOGENIZED
Vitamin D
Milk
Nutrition Facts
Milk
PASTEURIZED
HOMOGENIZED
32 FL OZ (1 QT) 946mL

S'well

Real Problems
Real Women

" I hate that I have to have ice packs, and I stress about milk getting too warm. "

" [I'm] always paranoid if coolers would keep it cold enough for the whole duration [of the day]. "





Real Women Real Problems

❝ I wish I knew for sure what temp, and how long milk is fine for.❞

❝ With the shared fridge, I prayed no one was sick enough to tamper with it or leave the door slightly ajar❞

Why Start Nursing?

- Increased attachment with baby

- Benefits for Mom – reduces risk of certain cancer, osteoporosis, and more!

- Benefits for baby – reduces risk of asthma, obesity, SIDS, and more!

- Saves time and money (think free food!)

- Linked to higher IQs in later childhood



Why Do Moms Stop?

- Medical Reasons (pain, illness, low supply)

- Inadequate options to TRANSPORT + STORE milk

- Inadequate TIME + SPACE

- Inadequate support

[Sources: *Baby Milk Action*, Cambridge, England; *Center for Breastfeeding Information*, Schaumburg, IL]





Upgrade to One System



Sleek & Fashionable



Easy To Carry



All-In-One



Cools for 12+ Hours



Discreet



Internal Thermometer

Market Validation

"I was pleasantly surprised at how easy Maia made storing
and cooling my milk! If you're a pumping Mom, you need this product."   -A.P. [tested prototype]

Crowdfunding Success (107% of goal)

72.6% of women surveyed would "likely" or "very likely" buy a product like Maia

The Market for MAIA

3,015,851	2,563,473	640,868
nursing moms in the United States *(2017)*	of those moms have used a pump *(85%)*	of those moms regularly pump *(21%)*

GLOBAL BREAST PUMP MARKET

- Valued at **$1.8 Billion** in 2018
- Projected value is **~$3 Billion** by 2024
- Over 75% of global sales are **domestic**

[source: www.grandviewresearch.com]

Target Audience = 487,059 U.S. moms annually

Competition





Ceres Chill	Maia
Safely store milk for "over 16 hours"	Safely store milk for at least 24 hours
No milk monitoring	Check the temperature of the milk anytime by tapping the lid
Mom must fill with ice cubes at least once a day	Mom needs one "Cooling Puck" the whole time she's nursing
Made cheaply overseas after 6-9 months of development	High-end product made in USA after ~3 years of development
Mom connects pump to large steel bottle	Mom connects pump to lightweight plastic bottle

Business Plan

- BTC – direct online sales
- B2B – connect to HR dep'ts
- FSA and HSA eligible
- Position as high-end product for a price-indifferent audience





Giving Back

- Products donated to non-profit breastfeeding advocacy organizations serving low-income populations.

- Percentage of sales proceeds given directly to breastfeeding resource centers.

- We want all women to #pumpanywhere!

Meet The Team



Amberlee Venti
Chief Executive Officer & Co-



Joseph Venti
Chief Operating Officer
& Co-Founder



Peter Venti
Chief Strategy Officer













FINALIST
S

10

PSL
Philly Startup Leaders

PHILADELPHIA
BUSINESS JOURNAL

BILLYPENN

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Exit Strategy